Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

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PETER C. HEIN

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MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

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DAVID GRUENSTEIN

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RALPH M. LEVENE

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ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

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GREGORY E. OSTLING

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ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

IAN BOCZKO

MATTHEW M. GUEST

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BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III	RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW	WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF	NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC	MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
		DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

July 15, 2015

VIA HAND DELIVERY AND EDGAR

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Care Capital Properties, Inc.
Amendment No. 1 to Form 10-12B
Filed June 8, 2015
File No. 001-37356

Dear Ms. Barros:

On behalf of our client, Care Capital Properties, Inc. (“Care Capital” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 23, 2015, regarding Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-37356) (the “Form 10”) filed on June 8, 2015.  In connection with this letter responding to the Staff’s comments, we are filing with the Commission

Amendment No. 2 to the Form 10 (“Amendment No. 2”).  For the Staff’s convenience, a copy of this letter, along with five copies of Amendment No. 2 marked to show the revisions from the version of the Form 10 filed on June 8, 2015, are being delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.  All page references in the responses set forth below refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 2.

Dividend Policy, page 45

1.                                      We note your response to Comment 5 and the revised disclosure.  Please provide us with your analysis of how you calculated and determined that the annualized combined dividend per share of Ventas and CCP in 2015 would have been at least 10% higher than Ventas’s current $3.16 per share annualized dividend, without giving effect to the distribution ratio.  In your response, please also explain to us what is meant by “without giving effect to the distribution ratio.”

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 45.

*                               *                                *                               *                                *                               *

In response to your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1005 or at VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld

Victor Goldfeld

Enclosures

cc:                                Raymond J. Lewis,

Chief Executive Officer, Care Capital Properties, Inc.

Kristen M. Benson

Executive Vice President and General Counsel, Care Capital Properties, Inc.

T. Richard Riney

Executive Vice President, Chief Administrative Officer and General Counsel, Ventas, Inc.

Robin Panovka

Partner, Wachtell, Lipton, Rosen & Katz

Karessa L. Cain

Partner, Wachtell, Lipton, Rosen & Katz